

December 20, 2010

Mr. Stephen Willard
Chief Executive Officer
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Vénissieux Cedex France

Re: **Flamel Technologies S.A.**
Form 20-F for the Year Ended December 31, 2009
File No. 000-28508

Dear Mr. Willard:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Risk Factors
"We depend on a few customers…," page 3

1. Please provide draft disclosure for inclusion in future periodic reports to indicate the amount of revenues you derive from each of the customers and partners you have specifically identified in this risk factor.

"We depend on a limited number of suppliers for certain raw materials…," page 5

2. Please provide draft disclosure for inclusion in future periodic reports that identifies the raw materials that are the subject of this risk factor, whether the company has any agreements in place for the raw materials, and the name of the manufacturers and/or suppliers.

<u>"We depend on key personnel to execute our business plan…," page 5</u>

3. Please tell us whether you have employment agreements with Messrs. Willard and Jorda and, if so, confirm that you will disclose this fact in your future periodic reports and file the agreements as soon as practicable as exhibits to your periodic reports.

<u>"If our third party collaborative partners face generic competition…," page 7</u>

4. Please provide draft disclosure for inclusion in your future periodic reports that quantifies the amount of revenues you have derived from Coreg CR.

<u>"We fact product liability claims…," page 10</u>
<u>"If we use biological and hazardous materials…," page 11</u>

5. Please provide draft disclosure for inclusion in your future periodic reports that specifies the amount of insurance coverage and the respective costs for such coverage, if material.

<u>Strategic Alliances, page 25</u>

6. Please provide draft disclosure for inclusion in your future periodic reports that expands the discussion to disclose:
    *   The aggregate milestone payments, the range of royalty rates, and the term and termination provisions of the Baxter International agreement, Merck Serono, and Pfizer agreements; and
    *   The range of royalty payments payable under the GlaxoSmithKline agreement.

7. We note the statement on page 25 that with respect to many of your agreements you are precluded from disclosing the identity of the partner and/or the molecule(s) on which you are collaborating. We also note the statement on page 58 that you have no material contracts on file with the Commission. These statements may tend to suggest that required material documents have not been filed with the Commission. Please confirm that you have filed all exhibits required to be filed under the Instructions to Exhibits to Form 20-F. The Commission has established procedures whereby you may request that portions of the documents you file with the Commission may be accorded confidential treatment.

<u>Patents and Proprietary Technology, page 26</u>

8. We note you have 464 patents and a number of pending patent applications. Please provide draft disclosure for inclusion in your future periodic reports that discusses your material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s), or technology that are dependent on the patent(s) or groups of patents, and disclose when the patent(s) expires.

Item 5. Operating and Financial Review and Prospects, page 37

9. For each of your research and development projects identified in products under development beginning on page 18, please provide draft disclosure for inclusion in future periodic reports that includes the following information:
- The costs incurred by you during each period presented and to date on the project;
- The nature, timing and estimated costs to be incurred by you necessary to complete the project;
- The anticipated completion dates;
- The period in which material net cash inflows from significant projects are expected to commence; and
- The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on each project.

To the extent that you are unable to estimate costs and timing to complete the project, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Results of Operations
Operating Revenues, page 41

10. We note that cost of products and services sold represented 88% of related revenues during 2007, 71% in 2008 and 85% in 2009. Please provide draft disclosure for inclusion in future periodic reports that explains the significant decrease in the costs of sale during 2008 in light of your statement that these costs/revenues relate only to the Coreg Cr sold to GSK on a cost-plus basis.

Consolidated Financial Statements
1.5. Revenue Recognition, page F-8

11. You state here that revenue includes reimbursements of research and development costs. Please provide draft disclosure for inclusion in future periodic reports that describes how you account for the reimbursements.

12. You state here that you recognize revenues for research and development activities based on the number of hours worked, while your compensation may be limited to the number of hours that were projected at the time of contract. Please tell us why you believe it is

reasonable to recognize revenues based on the number of hours worked, rather than the number of hours allocated in the project for the task completed.

1.6. Governmental Grants, page F-9

13. Please provide draft disclosure for inclusion in future periodic reports that states how you determine that you are released from your obligation to repay the government grants. Please clarify whether the granting authorities have any approval or consent rights to your decision to discontinue research and development.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney, at (202) 551-3862 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant